Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech’s Trinovium Subsidiary Agrees to Collaborate with Echelon Data Centres to Develop Advanced Liquid Cooling Solutions for AI Infrastructure

– Collaboration with leading hyperscale data center company will support Trinovium's technical and commercial readiness through development of cooling technologies for next-generation AI and modular data center infrastructure

– Data center liquid cooling market is projected to grow from $4 billion in 2026 to $27 billion by 20331

DUBLIN, Ireland and WILSONVILLE, Ore (August 17, 2026) - Trinity Biotech plc (NASDAQ: TRIB) today announced that Trinovium, a subsidiary focused on advanced liquid cooling solutions and fluid intelligence systems for next-generation AI data centers, has agreed to enter into a strategic collaboration agreement with Echelon Data Centres (“Echelon”), a leading hyperscale data center owner, developer and operator, to develop next-generation high-performance liquid cooling solutions for AI and high-density computing environments

This collaboration with Echelon will bring together Trinovium’s expertise in ultra-high-purity fluid manufacturing and analytical technologies, with Echelon’s deep understanding of hyperscale data center infrastructure requirements. The parties will work to further the development and in the field refinement of advanced liquid cooling technologies designed to address the growing thermal management challenges associated with AI workloads and next-generation computing architectures.

Echelon is developing one of the largest hyperscale data center portfolios in Europe, with more than 700 MW currently in development, over 1.4 GW of secured capacity, and more than 4 million square meters of data center space across multiple development regions.

The agreement represents a further step in Trinovium’s strategy to leverage Trinity Biotech’s decades of experience in precision fluid development, manufacturing, analytics and quality systems to address emerging opportunities within AI infrastructure and data center cooling markets. The parties expect to commence development activities imminently, with initial focus areas including direct-to-chip cooling fluids, thermal management systems and modular liquid cooling solutions optimized for AI and high-performance computing deployments.

John Gillard, Chief Executive Officer of Trinity Biotech, commented:

“The rapid growth of AI is creating unprecedented demand for advanced cooling technologies capable of supporting increasingly dense and power-hungry computing environments. By combining Trinovium’s capabilities in high-performance fluid design, precision manufacturing and advanced analytics with Echelon’s hyperscale data center expertise we believe we can accelerate the development of innovative liquid cooling solutions designed specifically for the next generation of AI infrastructure.”

[1] https://www.marketsandmarkets.com/Market-Reports/data-center-liquid-cooling-market-84374345.html

Niall Molloy, Chief Executive Officer of Echelon Data Centres, commented:

“AI is changing the infrastructure requirements of data centers. As more computing power is concentrated into smaller spaces, managing the heat it generates becomes an increasingly important engineering challenge. Liquid cooling will be an important part of meeting that challenge, but it is not simply about moving heat more efficiently. The quality, stability and monitoring of the fluids within those systems will also be important to their long-term reliability.

This collaboration brings together Trinovium’s expertise in fluid science and analytics with our experience of developing hyperscale infrastructure. It gives us an opportunity to develop and refine technologies specifically around the requirements of the next generation of AI data centers.”

Trinovium is entering a market where rising AI driven data center power densities are making coolant purity, stability, and monitoring increasingly important to system reliability. As coolant temperatures and operating demands increase, factors such as corrosion, particulate contamination, fluid degradation, and microbial growth are becoming increasingly important determinants of system reliability and uptime.

Building upon Trinity Biotech’s expertise in healthcare-grade fluid manufacturing, Trinovium has developed an initial direct-to-chip liquid cooling formulation designed around three core performance requirements and the relevant Open Compute Project guidelines:

•         Ultra-high-purity, highly stable aqueous chemistry;

•         Corrosion inhibition, and coolant system protection; and

•         Healthcare-level consistency and traceability.

Alongside its initial direct-to-chip cooling fluid formulation, Trinovium is working to advance a fluid health and system intelligence platform drawing on Trinity Biotech’s broad analytical technology portfolio, including connected electrochemical sensing and mass spectrometry capabilities acquired through recent strategic transactions. The platform is being designed to monitor corrosion and scaling, particulate contamination and microbial growth and biofilm formation, creating a high-margin, recurring revenue layer that moves the business model toward data-driven performance optimization.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.

About Echelon Data Centres

Echelon Data Centres is a data center owner, developer and operator delivering resilient, scalable infrastructure for hyperscale cloud providers, AI workloads and large enterprises. The company is developing a portfolio comprising more than 700 MW of capacity currently under development and more than 1.4 GW of secured capacity across strategic markets in Europe and beyond.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing including our ability to realize the expected technical and commercial benefits of the collaboration with Echelon Data Centres, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.